SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 1)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
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                       (Name of Subject Company (Issuer))

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
 ------------------------------------------------------------------------------
                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    320737109
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                      (CUSIP Number of Class of Securities)

                               William F. Lischak
         Chief Operating Officer, Chief Financial Officer and Secretary
                             First Look Media, Inc.
                       8800 Sunset Boulevard, Third Floor
                          Los Angeles, California 90069
                                 (310) 855-1199
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 (Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                   Communications On Behalf Of Filing Persons)

                                 with a copy to:
                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION                       AMOUNT OF FILING FEE:*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

  [ ] Check the box if any part of the fee is offset as provided by Rule
      011 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid: N/A              Form or Registration Number: N/A
     Filing Party:    N/A                     Date Filed:         N/A

   [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third party tender offer subject to Rule 14d-1.

         [X]  issuer tender offer subject to Rule 13e-4.

         [ ]  going private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of a tender offer:[ ]






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         This Tender Offer Statement on Schedule TO relates to am upcoming issuer tender offer of First Look Media, Inc. (f/k/a Overseas Filmgroup, Inc.), a Delaware corporation, to exchange one share of common stock for every 14 outstanding warrants tendered and accepted for exchange. Assuming 100% participation in the tender offer, up to an aggregate of 321,429 shares of common stock would be issued. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 28, 2001

                                    FIRST LOOK MEDIA, INC.

                                    By:  *
                                    Name:
                                     Title:

* Pursuant to General Instruction D to Schedule TO, no signature is required.